





ImClone Systems AR01

Letter to Shareholders 02
Mission Statement 06
Clinical Programs 09
Preclinical Pipeline 12
Company Officers 16





ImClone Systems Incorporated is committed to advancing oncology care by developing a portfolio of targeted biologic treatments, designed to address the medical needs of patients with a variety of cancers. The Company has focused its efforts on three clinical programs, which include growth factor blockers, cancer vaccines and angiogenesis inhibitors. ImClone Systems' strategy is to become a fully integrated biopharmaceutical company, taking its development programs from the research stage to the market. ImClone Systems is headquartered in New York City with additional administration and manufacturing facilities in Somerville, New Jersey.

Pictured: Angel Santiago (May 3, 1965–May 9, 2001) ▪ *In 2001, ImClone Systems lost one of its most precious assets, a bright and dedicated employee. Angel Santiago joined ImClone Systems in 1991 as a Research Scientist in Molecular and Cellular Biology. Angel fought a courageous battle before finally succumbing to leukemia. He was passionate about his work, a friend to many and a devoted husband and father. As a talented scientist, Angel played a major role in the early successes at ImClone Systems. His contributions and companionship are sorely missed.*

To Our Shareholders:

For ImClone Systems Incorporated, 2001 was a year filled with achievement in many areas of the Company's business. It was also a year that ended with the very disappointing news of the decision by the U.S. Food and Drug Administration (FDA) not to accept the ERBITUX™ Biologics License Application (BLA) as submitted. This decision came in the form of a "Refusal To File" (RTF) letter from the FDA with respect to ERBITUX, our Epidermal Growth Factor Receptor (EGFR) monoclonal antibody. In spite of this disappointment, as we look back and ask, "Have we made significant progress in furthering the strategic objectives of the Company, and are we substantially closer to having a commercially available oncology product than we were one year ago?", we can only conclude that 2001 was a very successful year indeed. While the events at the end of 2001 have posed difficult challenges for the Company, the advances made during the year should not be overlooked, and through everything, we continue to focus our efforts on moving ERBITUX through the clinic and toward commercial viability.

The progress made in 2001 spanned many critical areas of the Company's business, including clinical development, research and discovery, manufacturing, intellectual property, strategic partnering and strengthening of our management team. All of these advances have enhanced our ability to move forward with the development of our first product candidate, ERBITUX. Importantly, we should be able to leverage this progress as we develop other product candidates and research programs beyond ERBITUX.

We began 2001 by receiving Fast Track Designation from the FDA for ERBITUX for the treatment of irinotecan-refractory colorectal carcinoma. Such designation may be granted to a drug if it is intended for the treatment of a serious or life-threatening condition, and it demonstrates the potential to address unmet medical needs for such a condition. With Fast Track Designation, the FDA facilitates drug development and expedites drug review. It is important to note that even with the regulatory setbacks experienced with the BLA, we still retain Fast Track Designation, although it will take time to resubmit our application for approval to the FDA.

However difficult the year-end events were, we believe that 2001 will be viewed as a fruitful and productive year for ImClone Systems.

Our intellectual property portfolio for ERBITUX was strengthened in February with the issuance of U.S. Patent No. 6,217,866, which covers the therapeutic combination of any EGFR monoclonal antibody and anti-neoplastic agents, such as chemotherapeutic agents, for use in the treatment of cancer. The issuance of this patent has solidified our competitive position regarding the therapeutic use of ERBITUX in combination with any anti-neoplastic agent.

Our management team was strengthened last year by filling key executive positions. Daniel S. Lynch and Michael J. Howerton, both former Bristol-Myers Squibb executives, and Dr. Lily Waiyee Lee joined the Company as Senior Vice President of Finance and Chief Financial Officer, Vice President of Business Development and Vice President of Regulatory and Biostatistics, respectively. These additions will help the Company continue to strengthen its senior management team and navigate the complexities of the biopharmaceutical world.

In the area of research and discovery, the Company presented findings on Vascular Endothelial Growth Factor Receptor-1 (VEGFR-1). This is a relatively new area of study that we believe plays a key role in tumor angiogenesis (new blood vessel formation). At the annual meeting of the American Association for Cancer Research (AACR) in March 2001, ImClone Systems' scientists presented findings which demonstrated that the use of a monoclonal antibody that targets VEGFR-1 resulted in significant inhibition of tumor angiogenesis and tumor growth in human tumor models of breast cancer. Among the other presentations made by the Company during the AACR meeting were positive preclinical findings on our novel recombinant IMC-TRPx3 protein-based melanoma vaccine. The findings demonstrated that the IMC-TRPx3 vaccine elicited antibody and cellular immune responses in vaccinated mice. Additional findings showed that immunization with the vaccine could protect from the introduction of melanoma cells. These programs are continuing to be aggressively pursued.

The Company has a variety of other research programs currently underway in addition to IMC-TRPx3 and VEGFR-1.

The Company has recently completed the preclinical phase of testing on our IMC-GP75 vaccine candidate. IMC-GP75 is a DNA vaccine containing the genetic code for gp75, a tumor antigen that is prevalent in melanoma. Preclinical studies using IMC-GP75 have shown its ability to significantly reduce the number of melanoma lung metastases in animal models. We plan to advance IMC-GP75 into clinical trials in 2002. This program represents yet another example of the Company's fast-growing capabilities that enable us to transform basic research into product candidates that are being tested in the clinic.

Another encouraging research program focuses on the development of therapeutics against VE-cadherin, an "adhesion molecule" expressed on endothelial cells. VE-cadherin is used by endothelial cells to adhere to one another in order to organize into vascular tubes, a necessary step in the formation of new blood vessels. Preclinical studies of VE-cadherin monoclonal antibodies have shown their ability to inhibit angiogenesis, tumor growth and metastasis by blocking the ability of VE-cadherin to form tubular structures. Our scientists are currently optimizing antibodies against VE-cadherin to specifically target this molecule.

ImClone Systems also invested in the expansion of its chemistry and gene discovery and bioinformatics capabilities in 2001. The Company has dedicated significant resources to hiring a talented group of scientists and establishing new laboratory facilities for its chemistry department. This department has been charged with identifying and developing novel therapeutics that interrupt the internal cancer cell-signaling pathways that enable tumors to grow, spread and survive cell damage. The enhancement of our capabilities in all of these areas is part of the Company's effort to ensure that it continues to develop and advance novel drug candidates through its pipeline and into the clinic.

We are proud of the pipeline of potential products generated by our research team at ImClone Systems.

During the year, we greatly expanded our clinical experience with ERBITUX™. In May 2001, during the meeting of the American Society of Clinical Oncology (ASCO), we presented findings from a number of Phase II clinical studies of ERBITUX in several cancer types, including refractory colorectal and head and neck cancers, and for the first time, in pancreatic cancer. Findings from a Phase II clinical study of ERBITUX and the anti-cancer agent gemcitabine in patients with pancreatic cancer demonstrated encouraging preliminary results. Specifically, it was shown that the combination therapy could shrink tumors by greater than 50 percent in some patients, as well as demonstrating a trend in the combination's impact on overall patient survival.

Commitment

In addition, the Company initiated a new program to evaluate several combinations of ERBITUX™ and currently FDA-approved agents for the treatment of non-small cell lung cancer. Three clinical trials of ERBITUX were opened in the non-small cell lung cancer indication last year. We plan to continue to expand the ERBITUX clinical program by initiating clinical trials in additional EGFR-positive tumor types in order to address the broadest population of patients who may benefit from the treatment.

ImClone Systems also conducted a Phase II study to evaluate ERBITUX as a single-agent therapy in patients with irinotecan-refractory colorectal cancer.

The findings from that study, as well as data from other ERBITUX trials, have been submitted for presentation at the 2002 American Society of Clinical Oncology annual meeting.

The Company has also made progress in the BEC2 cancer vaccine program and in the development of our Vascular Endothelial Growth Factor Receptor-2 (VEGFR-2) monoclonal antibody program. During 2001, the Company received milestone payments from Merck KGaA, our European partner for BEC2, for reaching the halfway mark in both enrollment and randomization of patients in our Phase III clinical trial of BEC2 in limited disease small-cell lung cancer. In the VEGFR-2 program, the Company continues to plan for the initiation of additional clinical trials to evaluate safety and pharmacokinetics.

In anticipation of the drug supply requirements that would commence upon approval of ERBITUX by the FDA, the Company has significantly expanded its manufacturing capability with the completion of a 30,000-liter biologics manufacturing facility on our growing Somerville, New Jersey campus. The construction of the facility provided new insights on construction and engineering practices used to build-out a plant designed for the production of biologic drugs. The Company has completed the manufacture of test batches of ERBITUX, which will be used to support FDA licensure of the facility for the production of commercial drug supply. Once licensed, the facility will produce a significant portion of the commercial supply of ERBITUX.

We continue to focus our efforts on developing ImClone Systems into a fully integrated biopharmaceutical company. Our manufacturing capabilities remain a cornerstone in building a strong commercialization infrastructure to support this effort. To that end, we are currently in the planning and engineering stage for the construction of a multi-product biologics manufacturing facility with a capacity of up to 110,000 liters. When completed, the new facility will have the capacity to supplement the commercial supply of ERBITUX, as well as the manufacture of other biologic drugs being developed by our researchers.

In September, ImClone Systems entered into a landmark strategic partnership with Bristol-Myers Squibb (BMS) for the co-development and co-commercialization of ERBITUX in the United States, Canada and Japan. The transaction with BMS consisted of two parts: a commercial agreement for ERBITUX, as well as an agreement from BMS to buy approximately 20 percent of ImClone Systems stock from existing shareholders through a tender offer. The commercial agreement, as amended, provided ImClone Systems with financial security through an initial infusion of $200 million, and then an additional $140 million. The Company will also receive 39 percent of the revenues derived from sales of ERBITUX in the United States and Canada. The agreement calls for the Company to receive an additional $560 million upon the achievement of certain milestones. The transaction was designed to enable ImClone Systems to leverage BMS' premiere oncology sales force and extensive network of oncology contacts and resources in order to rapidly achieve the broadest possible distribution of ERBITUX. Additionally, the stock purchase was structured in a way that would enable all of our shareholders to benefit from the growth and value of the Company by selling part of their holdings to BMS at $70 a share, which was approximately a 40 percent premium to the share price at the time the agreement was signed.

Shortly after the BMS agreement, ImClone Systems announced that it had completed its rolling BLA submission to the FDA for ERBITUX in the treatment of irinotecan-refractory colorectal cancer. The BLA, which consisted of many sections of information and data in areas including safety, manufacturing and clinical experience, represented the culmination of over ten years of research and clinical study.

Our efforts to build ImClone Systems into a financially successful biotechnology enterprise were recognized when the Company was added to the Nasdaq-100 Index®, which represents 100 of the largest non-financial companies listed on the National Market tier of The Nasdaq.

In December 2001, ImClone Systems confronted its biggest challenge when the FDA issued its RTF letter. The deficiencies outlined in the RTF letter prevented the FDA from being able to conduct a thorough and scientific review of the clinical portion of the submission. Despite our disappointment, we continue to believe that ERBITUX™ will be a viable product for the Company, and we are resolved to address the FDA's concerns in order to put us back on the path to product commercialization. Since December, ImClone Systems has set out to meet and overcome the numerous additional challenges that have followed receipt of the RTF letter. These challenges include investigations by government authorities and class action litigation. It is our belief that one of the important ways to assess a Company is to determine how well it faces adversity and rises to the challenges put before it. We want to assure you that management will work hard to meet these challenges and prevail.

In February 2002, ImClone Systems had a productive meeting with the FDA to discuss how to address its concerns with the ERBITUX BLA. During the course of that meeting, we discussed an approach with the FDA for refiling the BLA incorporating data from a Merck KGaA Phase II clinical study of ERBITUX in refractory colon cancer in conjunction with re-analyzed clinical data from ImClone Systems' U.S. Phase II clinical trials.

We have also successfully resolved the issues of contention that arose between ImClone Systems and BMS as a result of the RTF letter and the events that followed. Recognizing that a strong partnership was in the best interest of the future of ERBITUX and the patients we hope to help, ImClone Systems and Bristol-Myers Squibb agreed to certain changes in the economics of the commercial agreement.

However difficult the year-end events were, we believe that 2001 will be viewed as a fruitful and productive year for ImClone Systems. Our efforts have resulted in encouraging developments in both early-stage research and in our clinical programs, most notably ERBITUX. In addition to scientific progress, the Company implemented several strategic initiatives that resulted in many accomplishments, including our landmark agreement with BMS, and the dramatic expansion of our manufacturing capabilities. The collective successes achieved by the Company in 2001 have brought us closer to our ultimate goal of becoming a biopharmaceutical company with the capabilities necessary to develop and commercialize its own oncology products for the treatment of patients with cancer.

Our focus in 2002 will be to move forward with the clinical development of ERBITUX. We have an approach in place for resolving the FDA's concerns over the BLA. We also have strong partnerships in place with both BMS and Merck KGaA. ImClone Systems is optimistic about the year ahead. We will continue to expand our clinical experience with ERBITUX and our other product candidates, and we will use the lessons learned in 2001 to build ImClone Systems into a stronger, more experienced, fully integrated biopharmaceutical company.

Every year we reserve the close of this letter to thank our employees as well as thanking you, the investor. In no other year have those thanks meant as much to us as they do this year. Our employees have demonstrated a remarkable combination of focus, dedication and resiliency in meeting the year's challenges, and for that we are extremely grateful. As investors, we want to thank you for your continued dedication and loyalty to ImClone Systems and its mission to develop drugs to fight serious disease. We want to assure you that management will endeavor to justify your confidence.





Clockwise from Top Left:
Samuel D. Waksal, Ph.D.
Harlan W. Waksal, M.D.
Robert F. Goldhammer

Samuel D. Waksal, Ph.D.
President and CEO

Harlan W. Waksal, M.D.
Executive Vice President and COO

Robert F. Goldhammer
Chairman of the Board

ImClone Systems is dedicated to developing novel therapeutic products in the field of oncology. Our efforts have resulted in a broad spectrum of innovative targeted cancer treatments with applications in multiple tumor types. As members of the oncology community, we are **committed** to providing quality products to cancer patients. In efforts to fulfill this statement, ImClone Systems fosters the integration of the principles of teamwork and scientific integrity into all facets of the Company's activities. We believe that these values will benefit patients, physicians, and our employees while creating value for our shareholders.



Joydeep Basu, 5 years: I like the challenges that come with my job as a quality control biochemistry supervisor. I like the idea of getting those I supervise to take on a task and see it through to the finish, and to help them understand the underlying science of what we do. I have a biology degree, and I'm going for my masters in public health. I want to do something for health care reform, health care research. ▪ As a proud parent, my mom likes to boast that her son is working on a cure for cancer. I am quick to reel her in, and I tell her, Mom, it's not a cure; it stops the progression of cancer. She still likes to boast.

Joydeep Basu
Quality Control,
Biochemistry Supervisor

Xenia Jimenez
Research Scientist,
Molecular & Cell Biology



Xenia Jimenez, 11 years: I look forward to the day when there are fewer people with cancer. We may never be able to cure it, but we are working toward managing it. By working in research, you almost feel like you can overcome the disease. We had a friend at ImClone Systems become sick with leukemia. In less than a year he was gone. Now, when we do experiments with leukemia cell lines, we remember him and the struggles he went through. The work becomes personal. ▪ Cancer research has come a long way. In ten years some of the drugs that are now in research and preclinical stages may be effective therapies.

I originally planned on being an artist. I wanted to make movies. But science always interested me. When I was in sixth grade I won an award for my carbon atom. I made it out of Christmas lights. To me, there is such a sense of satisfaction and accomplishment at the moment you discover something for the first time. There is also a very artistic side to science. To solve complex problems, you have to think creatively. ▪ I believe that my role as a research scientist is to use my technical know-how and my creativity to further what is known about why cancer works the way it does.



Jim Hube
Research Scientis
Immunology, *6 year*

1: Clinical Programs

[illegible]

The development of ERBITUX™ and the elucidation of the role that Epidermal Growth Factor Receptor (EGFR) plays in the development and proliferation of cancer can be tied directly to the explosion of discoveries in molecular biology during the late 1970's and 80's, a time when biotechnology was in its infancy. In the early 1980's, a team of University of California, San Diego (UCSD) researchers led by Dr. John Mendelsohn and his colleague Dr. Gordon Sato, hypothesized that by blocking the binding of Epidermal Growth Factor (EGF) to EGFR, activation of the receptor's signaling function could be inhibited. The experiments which were conducted using a murine monoclonal antibody designated M225 verified their hypothesis, and a new area of cancer research was born.

Recognizing the potential of the EGFR blockade research, ImClone Systems entered into an agreement with UCSD in 1993 for the rights to a new, chimerized version of the M225 antibody, termed C225 — the antibody now known as ERBITUX. Although the potential of monoclonal antibodies in fighting disease was of great interest to the scientific community, their use as therapeutics was far from a widely accepted practice. The Company, however, believed in the potential of the encouraging preliminary research in tissue cultures and animal models conducted at UCSD, and moved forward with the ERBITUX development program.


Tumor Cell

In the years that followed, ImClone Systems conducted a battery of preclinical studies in a variety of cancer models to further explore the use of ERBITUX in EGFR-positive cancers. These preclinical findings showed that combinations of ERBITUX and chemotherapy or radiation resulted in an enhanced anti-tumor effect, causing the elimination of tumors and extending the long-term survival of the animals.

ImClone Systems has greatly expanded its ability to manufacture ERBITUX in order to prepare for the anticipated need for the drug once FDA approval is obtained.

EGFR AND ERBITUX

The EGFR pathway plays a critical role in the cellular process that regulates tumor growth and survival. The binding of EGF to EGFR activates a biological signal to the cell that initiates several cell functions that promote tumor growth, including cell invasion and metastasis, cell repair and new blood vessel formation (angiogenesis). All of these functions are essential components to the ongoing development of the tumor.

The prevalence of EGFR in solid-tumor cancers has made this pathway an important area of study. Research has demonstrated that EGFR is expressed significantly in many solid tumor cancers, including:

- Head & Neck
- Colorectal
- Pancreatic
- Lung
- Esophageal
- Renal Cell
- Prostate
- Bladder
- Ovarian
- Breast
- Cervical / Uterus

ImClone Systems' ERBITUX is an investigational chimeric monoclonal antibody that selectively binds to EGFR, thereby blocking the ability of EGF to activate the receptor and initiate signal activation to the tumor. This blockade results in an inhibition of tumor growth by interfering with the critical cellular functions that enable the tumor to sustain itself.

Commitment

ERBITUX™ has been in clinical study since 1995, and has been evaluated in all three phases of clinical testing. Since the Company initiated the clinical program, approximately 1,000 patients have received ERBITUX, mostly as part of a combination regimen with either chemotherapy or radiation, in a variety of disease stages and cancers, including colon cancer, head and neck cancer, pancreatic cancer and non-small cell lung cancer.

The research conducted to date has shown that when used alone or in combination, ERBITUX has demonstrated an acceptable safety profile. The primary side effect observed in clinical studies to date has been an acne-like rash that is usually resolved following cessation of treatment. In rare cases, anaphylaxis has been observed during the initial dose of ERBITUX. This side effect has been associated with all antibody-based therapies. In addition, ERBITUX has not been observed to cause the types of side effects typically seen in treatment with chemotherapy and radiation.

THE ERBITUX PROGRAM IN 2002 A LOOK FORWARD

At present, 11 Phase II and III clinical trials are being conducted in patients with colorectal, head and neck, pancreatic or non-small cell lung cancer, which was added to the program last year. In 2002, the Company plans to expand its clinical experience in pancreatic and colon cancers with the initiation of large Phase III clinical trials. The Company also is planning to initiate studies in additional indications such as ovarian cancer, cervical cancer and esophageal cancer.

ImClone Systems has greatly expanded its ability to manufacture ERBITUX in order to prepare for the anticipated need for the drug once FDA approval is obtained. In July 2001, the Company completed its first commercial manufacturing facility dedicated to the production of ERBITUX. Later that year, the Company broke ground on a new multi-product biologics manufacturing facility with a capacity of up to 110,000 liters.

Since receipt of the RTF letter issued by the FDA, ImClone Systems has met with the FDA and sought its guidance on the steps necessary to proceed with a resubmission of the ERBITUX BLA for the treatment of irinotecan-refractory colorectal cancer. During 2002, the Company in cooperation with its partners Merck KGaA and Bristol-Myers Squibb will focus its efforts and resources on compiling the information and data needed for the resubmission of a revised BLA and getting ERBITUX approved as quickly as possible.

ImClone Systems was an early entrant into the area of cancer vaccine research. The Company's most advanced product candidate in the vaccine area is BEC2, an investigational monoclonal antibody that is designed to prevent or delay the recurrence of certain types of tumors when used with Bacillus Calmette Guerin (BCG) as an immune stimulant.

The BEC2 vaccine mimics GD3, a tumor antigen found on the cell surface of certain types of cancers. By mimicking this antigen, BEC2 appears to stimulate a stronger immune response to cells expressing natural GD3. In limited pilot studies of BEC2 in patients with limited disease small cell lung carcinoma, preliminary findings suggest that BEC2 has the potential to stimulate the body's immune system to identify and eliminate residual tumor cells, prevent recurrence of tumors, and prolong survival in this tumor type.

ImClone Systems and its partner Merck KGaA are jointly conducting a Phase III clinical trial of BEC2 in patients with limited disease small-cell lung cancer. In 2001, the study reached the halfway mark in the patient enrollment and randomization. Phase II studies have also been conducted using BEC2 in patients with melanoma.

VASCULAR ENDOTHELIAL GROWTH FACTOR RECEPTOR-2 PROGRAM

The advances made in molecular biology and cancer research have taught us that tumors rely on the formation of new blood vessels, referred to as angiogenesis, for their ability to take in nutrients and oxygen in order to grow and survive. Angiogenesis occurs through the interaction of proteins. One such protein, Vascular Endothelial Growth Factor (VEGF), has a receptor found almost exclusively on growing endothelial cells, known as Vascular Endothelial Growth Factor Receptor-2 (VEGFR-2). The binding of VEGF to VEGFR-2 activates a biological signal that in turn instructs the cells to form new blood vessels.

Over the past year ImClone Systems has been developing a fully human monoclonal antibody, designated IMC-2C6, that is designed to target and block VEGFR-2. IMC-2C6 is highly selective to binding with VEGFR-2 and in blocking the ability of VEGF and other proteins from activating the receptor and its biologic signal.

The Company is currently in the process of planning clinical studies to be initiated in 2002 to evaluate the safety and pharmacokinetics of IMC-2C6 in patients with solid tumor cancers and acute myelogenous leukemia.



Marie Prewett
Scientist
Immunology, *9 years*


Tumor Cell

I have always derived satisfaction from the idea of taking broken things and fixing them. Years ago, I participated in a project at the University of Pennsylvania to restore a 1920's pipe organ. As the project moved forward, you could see the progress being made in small increments, until finally you could see the beginnings of the finished product. My work as a researcher is similar because I get to watch our compounds move forward from the laboratory to the clinic. ▪ I've been involved in the ERBITUX™ program for seven years. I was involved in the design and execution of preclinical studies and now it's at the clinical and regulatory review stage. Knowing that I have had a role in its development makes me feel very satisfied, much as I did with that old pipe organ at Penn.



2: Preclinical Pipeline

THE DISCOVERY RESEARCH AND PRECLINICAL PIPELINE

Pursuing Cutting-Edge Science to Combat Cancer

The scientists in ImClone Systems' Research Department are exploring solutions to the complexities of combating cancer at the cellular and molecular level. Each day they push the boundaries of what is known and understood about the biological mechanisms that cause cancer and then translate these discoveries into a pipeline of emerging drugs. In addition, external partnerships and collaborations with high caliber academic investigators continue to play a key role in ImClone Systems' quest for novel cancer therapeutics. The Company's oncology research programs generally fall into three categories: angiogenesis inhibition, cancer vaccines, and growth factor receptor antagonists.

1. ANGIOGENESIS INHIBITION

Cancerous tissue thrives on the same nutrients that feed the body's healthy tissue. These nutrients are delivered by intricate networks that allow the tumor to survive, grow and disseminate to other tissues. When a tumor needs to grow and spread, it relies on the formation of new blood vessels, a process referred to as angiogenesis. Scientists have discovered that interfering with the tumor's ability to grow new blood vessels and maintain its supply of nutrients and oxygen essentially starves the tumor to death.

Researchers at ImClone Systems are exploring several novel pathways that are essential to the process of angiogenesis. The Company is developing a wide array of therapeutics for preventing angiogenesis through the inhibition of a diverse group of cell surface receptors and molecules.

Vascular Endothelial Growth Factor Receptor-2 (VEGFR-2)

VEGFR-2 (also known as KDR) remains a major area of preclinical research at ImClone Systems. In support of the VEGFR-2 clinical program, the Company continues to examine the utility of VEGFR-2 antibodies as angiogenesis inhibitors against various tumor types, and in combination with various chemotherapeutic drugs or radiation. ImClone Systems' scientists and their academic collaborators have published a number of key findings over the past year that further define VEGFR-2 as an important target in cancer therapy. One such finding demonstrated the utility of combining VEGFR-2 antibody and a new, experimental approach to cancer treatment referred to as "metronomic" therapy, which involves the use of low, non-toxic doses of cytotoxic drugs. The Company and its academic partners have also characterized the role of VEGFR-2 in other fields of research including hematopoiesis, immunobiology and neurobiology, suggesting potentially new areas for VEGFR-2-targeted therapies in related diseases.





Vascular Endothelial Growth Factor Receptor-1 (VEGFR-1)

VEGFR-1 (also known as flt-1) is found on the surface of several cell types, including endothelial cells, blood cells and certain tumor cells, such as breast cancer cells.

ImClone Systems has accumulated preclinical data on the use of VEGFR-1 specific antibodies to inhibit breast cancer. Research presented by Company scientists last year demonstrated for the first time ever that use of a VEGFR-1 monoclonal antibody arrested breast cancer growth though two different mechanisms of action. The research showed that the VEGFR-1 antibody inhibited tumor angiogenesis by blocking VEGFR-1 on blood vessels as well as directly affecting the growth of VEGFR-1-positive breast tumor cells.

Efforts are currently ongoing to develop a therapeutic VEGFR-1 monoclonal antibody for evaluation in preclinical studies to assess its safety and activity.



Liz Gosen
Process Engineer,
1 year

VE-cadherin

VE-cadherin is a molecule expressed exclusively on the endothelial cells that line blood vessels. The role of VE-cadherin in the angiogenic process is paramount because it is critical for the proper organization of endothelial cells into vascular tubes, a necessary step for the formation of new blood vessels.

The Company has conducted preclinical studies using monoclonal antibodies developed against VE-cadherin. These antibodies are able to inhibit angiogenesis, tumor growth and metastasis by blocking VE-cadherin's ability to act as an adhesive for endothelial cells, thereby blocking their formation into tubular structures. ImClone Systems scientists are in the process of developing a therapeutic VE-cadherin antibody for evaluation in preclinical studies to assess safety and efficacy.

2. CANCER VACCINES

ImClone Systems' cancer vaccine research program is identifying new targets and immunization approaches to engage the immune system in attacking cancerous cells. The Company's efforts in this area currently are focused on the development of vaccines to stave off the recurrence of melanoma, a deadly form of skin cancer.

IMC-GP75 Recombinant DNA Vaccine

The IMC-GP75 vaccine is a recombinant DNA vaccine that contains the genetic code for gp75, a frequently-expressed melanoma antigen. Preclinical studies of IMC-GP75 have demonstrated that mice immunized with the vaccine produced a strong immune response to gp75 and melanoma cells that express this antigen. Preclinical studies have also shown that immunization with IMC-GP75 can protect mice from growth of melanoma tumors and metastases. ImClone Systems plans to initiate Phase I studies of IMC-GP75 in patients with melanoma in 2002.



Bill Spinks
Technical Services Manager,
10 years

Commitment

IMC-TRPx3 Recombinant Protein Vaccine

ImClone Systems is developing a vaccine comprised of a number of human melanoma proteins. In preclinical testing, the IMC-TRPx3 vaccine has demonstrated the ability to produce antibody and cellular immune responses against melanoma cells in mice. Additionally, preclinical findings have shown that mice vaccinated with IMC-TRPx3 and challenged with melanoma tumor cells have a significantly reduced number of lung metastases as compared with a control group.

3. GROWTH FACTOR RECEPTOR ANTAGONISTS

ImClone Systems' scientists are studying a number of growth factor receptor targets expressed by tumor cells. These growth factor receptors are intimately involved in key processes of tumor cell growth and survival. The development of new drugs that block the function of these receptors is an active area of research at ImClone Systems. One such Growth Factor Receptor that the Company is investigating is flt-3.

flt-3 Research

The flt-3 receptor is frequently expressed in human leukemias and is believed to be important for tumor growth and progression. The Company is currently developing monoclonal antibodies against the flt-3 receptor to evaluate their activity in preclinical studies.

4. GENE DISCOVERY

A first step toward developing new biologic therapies is discovering the role that different genes play in the development of disease. In collaboration with academic partners at Princeton University and the University of Pennsylvania, and with scientists at Celera Genomics, ImClone Systems is building a library of unique and proprietary gene sequences that has the potential to yield new targets in the fight against cancer and other diseases.

The Company plans to continue expanding its capabilities in this area during 2002.

5. SMALL MOLECULE DRUG DISCOVERY

Over the past year, ImClone Systems has expanded its effort to build an internal small molecule drug discovery program. The Company has assembled an interdisciplinary team of scientists including medicinal chemists, molecular and cell biologists, automation and screening specialists and computational scientists. The drug discovery program will utilize chemical and biological research to identify novel cancer targets located both inside and outside the cell that are suitable for rational drug design. The long term goal of this effort is to add novel small molecule drug candidates to the Company's existing antibody pipeline.

Currently, the main research focus of the small molecule program is the discovery of novel inhibitors of kinases, the key enzymes of the cancer cell lifecycle machinery. Members of this "kinase panel" include EGFR and VEGFR-2, targets for which the Company has already established a considerable body of research. The Company is working toward achieving a better potency and toxicity profile for small molecule candidates. This effort has culminated in the identification of potent small molecule inhibitors against proprietary targets.

The Company plans to further expand its small molecule drug discovery effort through 2002 and 2003 building chemistry into a core competency of the research department.

Every day, ImClone Systems' scientists push the boundaries of what is known and understood about the biological mechanisms that cause cancer.

Maria Prieto, 6 years: For a while I thought that I wanted to be a doctor like my father, because I wanted to help people. I decided against going that route, but I was still interested in the sciences, especially in immunology and the new biotech techniques for treating disease. So I came to work here. ▪ Professionally, I've grown up at ImClone Systems. I think about our mission all the time. My mother died of cancer, and so did my cousin. The fight against cancer is always in my thoughts. When the Company was smaller, we would have employee meetings in our small boardroom to get updates on the clinical trials. When we'd hear about a patient that was responding well to the treatment, it would make me feel really great. We're too big to have those one-room meetings now, but I still love to hear about the clinical trials.



Maria Prieto
Quality Control Supervisor

Haijun Sun
Senior Scientist,
Protein/Synthetic Chemistry



Haijun Sun, 3 years: My father died of cancer when I was 20. I personally experienced what a devastating disease it can be to both the patient and their family, and how desperately the patients need drugs that really work. For me research is not just a pursuit for knowledge, but it's also a personal quest. ▪ I've always liked what I do at work. It affects many different aspects of my life. Being a scientist gives you a perspective on the world and new ideas that are just a little different. As a researcher you are constantly looking for answers to questions and I think that translates into a certain kind of openness in the way you think about everything.

Officers:

Charles Dunne
Vice President,
MIS & Facilities



Lily Waiyee Lee, Ph.D.
Vice President,
Regulatory & Biostatistics



Samuel D. Waksal, Ph.D.
President,
Chief Executive Officer



Thomas Gallagher, Esq.
Vice President,
Intellectual Property



Daniel S. Lynch
Senior Vice President,
Finance
Chief Financial Officer



Harlan W. Waksal, M.D.
Executive Vice President,
Chief Operating Officer



Paul A. Goldstein, CPA
Vice President,
Financial Operations



Ronald A. Martell
Vice President,
Marketing & Sales



Peter Bohlen, Ph.D.
Senior Vice President,
Research



Michael J. Howerton
Vice President,
Business Development



Michael N. Needle, M.D.
Vice President,
Clinical Affairs



Richard P. Crowley
Vice President,
Manufacturing &
General Manager



John B. Landes, Esq.
Senior Vice President,
Legal



Gary Pauker
Vice President,
Engineering & Facilities



Board of Directors:

Robert F. Goldhammer
Chairman,
ImClone Systems
Partner,
Concord Investments

David M. Kies, Esq.
Partner,
Sullivan & Cromwell

John Mendelsohn, M.D.
President,
MD Anderson Cancer Center,
University of Texas

Harlan W. Waksal, M.D.
Executive V.P. and COO,
ImClone Systems

Andrew G. Bodnar, M.D., J.D.
Senior Vice President,
Medical and External Affairs,
Bristol-Myers Squibb Co.

Paul B. Kopperl
President,
Delano & Kopperl, Inc.
Pegasus Investments, Inc.

William R. Miller
Former Vice Chairman
of the Board,
Bristol-Myers Squibb Co.

Samuel D. Waksal, Ph.D.
President and CEO,
ImClone Systems

Vincent T. DeVita Jr., M.D.
Executive Director,
Yale Cancer Center

Arnold J. Levine, Ph.D.
Professor,
The Rockefeller University

Peter S. Ringrose, M.A., Ph.D.
Chief Scientific Officer,
Bristol-Myers Squibb Co.



Jimmy Carter
Staff Member
Facilities, *17 years*

Name a support job at ImClone Systems and I think I've done it. Every day is different. That's the way I like it. Doing one thing all the time has never been enough for me. ▪ The first thing I learned when I came to work at the Company seventeen years ago was scientists are a pretty unique bunch of people. You can figure on that, but they are also kind and compassionate. They have become my friends over the years. I've lost a lot of my family to cancer. At work, I like to think about what the scientists are doing to put a few more years on people's lives, and I give them applause for it. I think they're doing a wonderful job.

Andrea F. Rabney, Esq.
Vice President,
Corporate Communications



Clifford R. Saffron, Esq.
Vice President,
Legal
Special General Counsel



S. Joseph Tarnowski, Ph.D.
Senior Vice President,
Manufacturing Operations and Product Development



Catherine M. Vaczy, Esq.
Vice President,
Legal
Associate General Counsel



Larry Witte, Ph.D.
Vice President,
Research



Corporate Headquarters
180 Varick Street
New York, NY 10014
Tel: 212.645.1405
Fax: 212.645.2054

Branchburg, NJ Facility
22 Chubb Way
Somerville, NJ 08876
Tel: 908.218.9588
Fax: 908.704.8325

Transfer Agent and Registrar
Stockholder Inquires should be directed to:
EquiServe, Inc.
P.O. Box 43011
Providence, RI 02940-3011
Tel: 800.426.5523
www.equiserve.com

Certified Public Accountants
KPMG LLP (Princeton, NJ)

Common Stock
ImClone Systems Incorporated is traded on the NASDAQ National Market under the symbol: IMCL

The following table sets forth prices for the indicated periods for the fiscal year ended December 31, 2001.

	High	Low
1st Quarter	$44.25	$23.38
2nd Quarter	$56.30	$26.50
3rd Quarter	$59.69	$40.80
4th Quarter	$75.45	$43.35

www.imclone.com

Company Reports
For additional information concerning the Company, including copies of any exhibits listed in this annual report (upon payment to the company of its reasonable expenses in so furnishing such exhibits), please contact:

Andrea F. Rabney, Esq.
V.P., Corporate Communications
ImClone Systems Incorporated
180 Varick Street
New York, NY 10014
Tel: 212.645.1405
Fax: 212.645.2054

Annual Meeting
The Annual Meeting of Stockholders will be held at:
W Hotel New York
541 Lexington Avenue
New York, NY 10022
May 23, 2002 at 10:00 a.m.

This annual report contains certain forward-looking statements. Actual results may differ materially from those predicted herein due to certain risks and uncertainties inherent in the Company's business which are discussed on page ii of the Form 10-K.

Design:
Axiom Designed Communications,
NY, LA, SLC
www.axiomdc.com

Photographer:
Michael Frost Photography

Scientific Advisory Board:

Thomas Shenk, Ph.D.
Chairman,
Scientific Advisory Board
Professor of Molecular Biology,
Princeton University

Zvi Fuks, M.D.
Deputy Physician-in-Chief for Planning,
Memorial Sloan-Kettering Cancer Center

John Mendelsohn, M.D.
President,
MD Anderson Cancer Center,
University of Texas

Richard Mulligan, Ph.D.
Mallinckrodt Professor of Genetics,
Harvard Medical School

Thomas Deuel, M.D.
Professor, Molecular Experimental Medicine,
The Scripps Research Institute

Gerald T. Keusch, M.D.
Professor and Head of the Division of Geographic Medicine & Infectious Disease,
Tufts University School of Medicine

Malcolm Moore, Ph.D.
Enid A. Haupt Professor of Cell Biology, Head of the James Ewing Laboratory of Development Hematopoiesis,
Memorial Sloan-Kettering Cancer Center

Samuel D. Waksal, Ph.D.
President and CEO,
ImClone Systems

Charles A. Dinarello, M.D.
Professor of Medicine,
University of Colorado School of Medicine

Arnold J. Levine, Ph.D.
Professor,
The Rockefeller University



Karen Gozman, 6 months: I have been at ImClone Systems since October of last year. This is my first job after college. Part of my job is to work with the scientists on the design and development of presentations they give during scientific conferences. In college, my favorite course was biochemistry, so I find that I understand what the scientists are presenting more often than not. It's exciting to understand the language of science. ▫ I took this position because of the type of research being done. Cancer works indiscriminately; it knows no age, no face, and no race. Working for a company that is driven to destroy it — I am ecstatic to be here. They are out to get this elusive disease that takes so many lives, and takes on so many forms. Everyone at the Company is so driven by this passion to help people.

Karen Gozman
Administrative Assistant,
Research Department



Dr. Nick Giorgio
Director,
Protein/Synthetic Chemistry

Dr. Nick Giorgio, 16 years: I've been working in protein chemistry for 45 years. During that time I've seen tremendous achievements made in understanding the complexities of proteins and the role that they play in diseases, like cancer. Now I am seeing those achievements translated into clinical candidates. ▪ In the years to come I would like to see our research translate into therapies for cancer. That's really the thrust of ImClone Systems. We started as a diagnostic company in 1986, and I was employee number 10. Back then, the Company was just a couple of labs and very little else, including equipment! Today, we are a Company with a number of compounds in clinical trials, and many in the research stage. We have a great group of researchers and the caliber of science we are conducting is high.

ImClone Systems Incorporated

180 Varick Street
New York, NY 10014
212.645.1405
212.645.2054
www.imclone.com